Filed pursuant to Rule 433
Dated June 3, 2015

Relating to
Preliminary Pricing Supplement No. 303 dated June 3, 2015 to
Registration Statement No. 333-200365
Global Medium-Term Notes, Series F

Fixed Rate Senior Notes Due 2018

Issuer:	Morgan Stanley
Principal Amount:	$500,000,000
Maturity Date:	December 7, 2018
Trade Date:	June 3, 2015
Original Issue Date (Settlement):	June 8, 2015 (T+3)
Interest Accrual Date:	June 8, 2015
Issue Price (Price to Public):	99.923%
Agents’ Commission:	0.25%
All-in Price:	99.673%
Net Proceeds to Issuer:	$498,365,000
Interest Rate:	2.200% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each June 7 and December 7, commencing December 7, 2015
Day Count Convention:	30/360
Specified Currency:	U.S. Dollars (“$”)
Minimum Denomination:	$1,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
Use of Proceeds:
As described under “Use of Proceeds” in the above-referenced Preliminary Pricing Supplement for the notes, we expect that our consolidated subsidiaries will, over time, allocate funds in aggregate amounts equal to the net proceeds of this offering to our existing and future renewable energy and energy efficiency projects.

CUSIP:	6174468B8
ISIN:	US6174468B80
Issuer Ratings:	A3 (Moody’s) / A- (Standard & Poor’s) / A (Fitch) / A (R&I) / A (high) (DBRS) (Stable / Negative / Stable / Negative / Stable)
Agents:	Morgan Stanley & Co. LLC and such other agents as shall be named in the Pricing Supplement for the notes.
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Preliminary Pricing Supplement Dated June 3, 2015
Prospectus Supplement Dated November 19, 2014
Prospectus Dated November 19, 2014